                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 2)


                                MEMBERWORKS, INC.
                                (Name of Issuer)


                                     COMMON
                         (Title of Class of Securities)


                                    58600210
                                 (CUSIP Number)


         Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58600210                     13G                           Page 2 of 5

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chancellor LGT Asset Management, Inc. (94-2259541) and Chancellor LGT Trust Company (52-1576922), as Investment Advisers for various fiduciary accounts and LGT Asset Management, Inc. (94-303766) as the holding company for Chancellor LGT Asset Management, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)  /X/
                                                                      (b)  / /0
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Chancellor LGT Asset Management, Inc. - California
         Chancellor LGT Trust Company - New York
         LGT Asset Management, Inc. - California
--------------------------------------------------------------------------------
  NUMBER OF    5      SOLE VOTING POWER
   SHARES
BENEFICIALLY              208,026 shares   (Note: Based on ownership of 150,579
  OWNED BY                                 shares of the common stock of the
    EACH                                   Issuer and 57,447 warrants of the
 REPORTING                                 Issuer - see Item 4(a))
PERSON WITH
--------------------------------------------------------------------------------
               6      SHARED VOTING POWER

                                  - 0 -
--------------------------------------------------------------------------------
               7      SOLE DISPOSITIVE POWER

                            208,026 shares   (see Note in row 5 above)
--------------------------------------------------------------------------------
               8      SHARED DISPOSITIVE POWER

                                  - 0 -
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        208,026 shares   (see Note in row 5 above)
--------------------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                        1.41 %
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

                        HC, BK, IA
--------------------------------------------------------------------------------

CUSIP No. 58600210                                                   Page 3 of 5

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13G


Item 1.  Security and Issuer

         (a) MEMBERWORKS, INC. (the "Company")

         (b)       Address: 680 WASHINGTON BLVD.
                            STAMFORD, CT 06901


Item 2.  Identity and Background

         (a) This Schedule 13G is being filed by (i) Chancellor LGT Asset Management, Inc., a California corporation, whose principal business is providing investment advisory services to registered investment companies and institutional investors, (ii) its wholly owned subsidiary, Chancellor LGT Trust Company, a New York State chartered trust company whose principal business is providing institutional investment management services and (iii) LGT Asset Management, Inc., the holding company for Chancellor LGT Asset Management, Inc. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

         (b) The address of the principal place of business of Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company is: 1166 Avenue of the Americas, New York, New York 10036. The address of the principal place of business of LGT Asset Management, Inc. is 50 California Street, San Francisco, California 94111.

         (c) Chancellor LGT Asset Management, Inc. is a California corporation. Chancellor LGT Trust Company is a New York State chartered trust company. LGT Asset Management, Inc. is a California corporation.

         (d) Common Stock.

         (e) CUSIP Number: 58600210

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

         (h)      /X/     Group, in accordance with Rule 13d-1(b)(i)(ii)(H).

CUSIP No. 58600210                                                   Page 4 of 5

Item 4.  Ownership

         (a) For the month ended JANUARY 31, 1997, the aggregate number of shares of the Company's common stock beneficially owned by Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts and LGT Asset Management, Inc., as the holding company, is 208,026 shares, consisting of (i) 150,579 shares of common stock of the Issuer, (ii) 29,357 warrants of the Issuer with an expiration date of March 30, 1999 and (iii) 28,090 warrants of the Issuer with an expiration date of August 15, 2000 convertible into common stock at the discretion of the owner at a ratio of 1 share of common stock for every warrant. No Reporting Person otherwise owns any shares of common stock of the Issuer.

         (b) Percent of Class: 1.41 based upon 14,772,447 shares outstanding.

         (c) Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company, as investment advisers for various fiduciary accounts, have sole power to vote or to direct to vote, and sole power to dispose of or to direct the disposition of, all of the shares reported in this statement. Chancellor LGT Asset Management, Inc. is a wholly owned subsidiary of LGT Asset Management, Inc. LGT Asset Management, Inc. is an indirect wholly owned subsidiary of Liechtenstein Global Trust, AG. Liechtenstein Global Trust, AG which has numerous worldwide affiliates is controlled by The Prince of Liechtenstein Foundation, a parent organization for the various business enterprises of the Princely Family of Liechtenstein.

Item 5.  Ownership of Five Percent or Less

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Chancellor LGT Asset Management, Inc. and Chancellor LGT Trust Company are investment advisers for various fiduciary accounts which are entitled to receipt of dividends and to proceeds of the sale of the shares reported in this Statement. The ownership interest of any such account does not relate to more than five percent of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Securities Being Reported by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of a Group

         See attached Exhibit I.

Item 9.  Notice of Dissolution of Group

         Not applicable.

CUSIP No. 58600210                                                   Page 5 of 5

Item 10.  Certification

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 9, 1998


Signatures:                     /s/ Roberta Moore

                           Chancellor LGT Asset Management, Inc.
                                    as Investment Adviser


                           By:  /s/ Roberta Moore
                              ----------------------------------
                                    Roberta Moore


                           Chancellor LGT Trust Company
                                    as Investment Adviser


                           By:  /s/ Roberta Moore
                              ----------------------------------
                                    Roberta Moore


                           LGT Asset Management, Inc.
                                    as Holding Company


                           By:  /s/ Roberta Moore
                              ----------------------------------
                                    Roberta Moore